                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                                   FORM 11-K



          [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                     SECURITIES EXCHANGE ACT OF 1934
                For the fiscal year ended December 31, 1997

                                       OR

          [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
           For the transition period from ____________ to __________


                         Commission file number 0-18298


                           Unitrin 401K Savings Plan
--------------------------------------------------------------------------------
                            A. (Full Title of Plan)


                                 Unitrin, Inc.
                             One East Wacker Drive
                               Chicago, IL 60601
--------------------------------------------------------------------------------
      B. (Name and Address of Issuer of Securities Held Pursuant to Plan)

Required Information
--------------------


Pursuant to the section of the General Instructions to Form 11-K entitled "Required Information," the Annual Report on Form 11-K for the fiscal year ended December 31, 1997, consists of the audited financial statements of the Unitrin 401K Savings Plan for the year ended December 31, 1997, and the related schedules thereto. The Unitrin 401K Savings Plan is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and in accordance with Item 4 of the section of the General Instructions to Form 11-K entitled "Required Information," the financial statements and schedules furnished herewith have been prepared in accordance with the financial reporting requirements of ERISA, in lieu of the requirements of Item 1-3 of that section of the General Instructions. Schedules I, II and III are not submitted because they are either not applicable or the required information is included in the financial statements or notes thereto.

                                                                     Pages
     ---------------------------------------------------------------------
     Independent Auditors' Report                                      1

     Statements of Net Assets Available for Plan Benefits
      at December 31, 1997 and 1996                                    2

     Statement of Changes in Net Assets Available for Plan
      Benefits for the Year Ended December 31, 1997                    3

     Notes to the Financial Statements                               4 - 6

     Line 27a - Schedule of Assets Held for Investments Purposes       7

     Line 27d - Schedule of Reportable Transactions                    8

                          Independent Auditors' Report
                          ----------------------------



The Plan Administrative Committee
Unitrin 401K Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of Unitrin 401K Savings Plan (the "Plan") as of December 31, 1997 and 1996, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's administrative committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for the plan benefits and changes in net assets available for plan benefits of each fund.
The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                   /s/ KPMG Peat Marwick LLP
Chicago, Illinois
June 24, 1998

                           Unitrin 401K Savings Plan
             Statements of Net Assets Available for Plan Benefits
                       As of December 31, 1997 and 1996
                            (Dollars in Thousands)

                                                     1997         1996
                                                 -----------  ------------
Assets

Investments:
  Capital Preservation Fund                      $    17,752  $     17,759
  Unitrin Common Stock Trust                           9,694         7,877
  Dreyfus Balanced Fund, Inc.                          8,723         6,977
  Dreyfus Liquid Assets, Inc.                          3,174         2,789
  Dreyfus Appreciation Fund, Inc.                     18,832        13,190
  Fidelity Magellan Fund                               4,381         3,198
  Fidelity Contrafund                                  5,342         3,507
  Loans to Participants                                3,442         2,798
                                                 -----------  ------------
Total Investments                                     71,340        58,095

Other Assets                                             644           569
                                                 -----------  ------------

Net Assets Available for Plan Benefits           $    71,984  $     58,664
                                                 ===========  ============

The Notes to the Financial Statements are an integral part of these financial statements.

                           Unitrin 401K Savings Plan
        Statement of Changes in Net Assets Available for Plan Benefits
                     For the Year Ended December 31, 1997
                            (Dollars in Thousands)

                                                                  Participant Directed Investment Programs
                                                   ----------------------------------------------------------------------
                                                                  Unitrin
                                                     Capital      Common     Dreyfus      Dreyfus     Dreyfus      Fidelity
                                                   Preservation    Stock     Balanced     Liquid     Appreciation  Magellan
                                                       Fund        Trust    Fund, Inc.  Assets, Inc. Fund, Inc.      Fund
                                                   ------------   -------   ----------  ------------ ------------  --------
Additions to Net Assets Attributed to:
 Investment Income:
   Net Appreciation
       in Fair Value                                         1     1,257        1,046            -       3,778         691
   Interest and Dividends                                  931       433          206          148         151         107
   Investment Expenses                                      (5)       (4)          (2)          (1)         (5)         (1)
                                                   -----------    ------    ---------       ------    --------    --------
 Net Investment Income                                     927     1,686        1,250          147       3,924         797
                                                   -----------    ------    ---------       ------    --------    --------
 Contributions:
   Employer                                                196       208          116           74         251          86
   Participant                                           1,666     1,280        1,020          581       2,231         804
                                                   -----------    ------    ---------       ------    --------    --------
 Total Contributions                                     1,862     1,488        1,136          655       2,482         890
                                                   -----------    ------    ---------       ------    --------    --------
 Transfers from Other Funds, Net                             -         -          106            -         598           -
                                                   -----------    ------    ---------       ------    --------    --------
Total Additions to Net Assets                            2,789     3,174        2,492          802       7,004       1,687
                                                   -----------    ------    ---------       ------    --------    --------

Deductions from Net Assets Attributed to:
 Benefits Paid to Participants                           1,805       773          746          358       1,362         361
 Transfers to Other Funds, Net                             991       584            -           59           -         143
                                                   -----------    ------    ---------       ------    --------    --------
Total Deductions from Net Assets                         2,796     1,357          746          417       1,362         504
                                                   -----------    ------    ---------       ------    --------    --------
Change in Net Assets Available
 for Plan Benefits                                          (7)    1,817        1,746          385       5,642       1,183
Net Assets Available for Plan
 Benefits, Beginning of the Year                        17,759     7,877        6,977        2,789      13,190       3,198
                                                   -----------    ------    ---------       ------    --------    --------
Net Assets Available for
 Plan Benefits, End of the Year                         17,752     9,694        8,723        3,174      18,832       4,381
                                                   ===========    ======    =========       ======    ========    ========

                                                                    Participant Directed Investment Programs
                                                                  ---------------------------------------------
                                                                                   Loans
                                                                   Fidelity         To         Other
                                                                  Contrafund    Participants   Assets    Total
                                                                  ----------    ------------   ------    -----
Additions to Net Assets Attributed to:
 Investment Income:
   Net Appreciation
       in Fair Value                                                    791                -        5     7,569
   Interest and Dividends                                                98              204        6     2,284
   Investment Expenses                                                   (1)               -        -       (19)
                                                                 ----------     ------------   ------    ------
 Net Investment Income                                                  888              204       11     9,834
                                                                 ----------     ------------   ------    ------

 Contributions:
   Employer                                                              76                -        -     1,007
   Participant                                                          907                -       49     8,538
                                                                 ----------     ------------   ------    ------
 Total Contributions                                                    983                -       49     9,545
                                                                 ----------     ------------   ------    ------

 Transfers from Other Funds, Net                                        242              816       15     1,777
                                                                 ----------     ------------   ------    ------
Total Additions to Net Assets                                         2,113            1,020       75    21,156
                                                                 ----------     ------------   ------    ------

Deductions from Net Assets Attributed to:
 Benefits Paid to Participants                                          278              376        -     6,059
 Transfers to Other Funds, Net                                            -                -        -     1,777
                                                                 ----------     ------------   ------    ------
Total Deductions from Net Assets                                        278              376        -     7,836
                                                                 ----------     ------------   ------    ------
Change in Net Assets Available
 for Plan Benefits                                                    1,835              644       75    13,320
Net Assets Available for Plan
 Benefits, Beginning of the Year                                      3,507            2,798      569    58,664
                                                                 ----------     ------------   ------    ------
Net Assets Available for
 Plan Benefits, End of the Year                                       5,342            3,442      644    71,984
                                                                 ==========     ============   ======    ======

 The Notes to the Financial Statements are an integral part of these financial statements.

                           UNITRIN 401K SAVINGS PLAN
                           -------------------------

                       NOTES TO THE FINANCIAL STATEMENTS
                       ---------------------------------

                          December 31, 1997 and 1996
                          --------------------------



Note 1 - Basis of Presentation

The financial statements included herein have been prepared on the basis of generally accepted accounting principles.

Note 2 - Plan Description

The Plan is a defined contribution plan which is available to employees of Unitrin, Inc. ("Unitrin") and certain of its subsidiaries (the "Companies"). Regular full-time employees of the Companies become eligible to participate in the Plan on the first day following the date that they have completed twelve consecutive months of employment with the Companies and have attained age 21.

Subject to Internal Revenue Code limitations, participants are allowed to defer and contribute between 1% and 15% of their compensation to the Plan. Unitrin provides a matching contribution of 100% of the first $100 contributed by each participant and 50% of the next $400 contributed by each participant annually. Participant contributions are 100% vested at all times, and Company contributions are 100% vested after 2 years of employment. The Plan provides for 100% vesting of Company contributions in the event of a change of control as defined in the Plan. Subject to certain limitations, participants are permitted to invest in certain investment funds sponsored by The Dreyfus Corporation ("Dreyfus"), Fidelity Investments ("Fidelity"), LaSalle National Trust, N.A. and in the Unitrin Common Stock Trust. Dreyfus is a direct subsidiary of Mellon Bank, N.A. An individual account is maintained for each participant and updated to reflect the participant's contributions, actual investment income, and withdrawals. Each participant may suspend, resume, or change the rate of contribution and withdraw all or a portion of his vested account balance at any time, subject to certain restrictions. However, a participant may not make an in-service withdrawal from his Employer Matching Contributions Account.

A more detailed description of the Plan provisions is found in the formal Plan documents and in summary materials distributed to Plan participants.

All direct and indirect expenses associated with administering the Plan are paid by Unitrin.

Note 3 - Investments

All investments are directed by participants and held by the Plan's Trustee, The Dreyfus Trust Company, a subsidiary of Dreyfus. Investments are carried at fair value based on the reported unit or share value of each investment. The number of shares comprising the participant-directed investments at December 31, 1997 was:

                    Investment                               Shares
          -------------------------------                  ----------

          Capital Preservation Fund                        17,752,050
          Unitrin Common Stock Trust                          148,908
          Dreyfus Balanced Fund, Inc.                         536,167
          Dreyfus Liquid Assets, Inc.                       3,173,774
          Dreyfus Appreciation Fund, Inc.                     581,593
          Fidelity Magellan Fund                               45,981
          Fidelity Contrafund                                 114,573



Dreyfus serves as investment adviser to the Dreyfus Balanced Fund, Inc., Dreyfus Liquid Assets, Inc., and Dreyfus Appreciation Fund, Inc. Fayez Sarofim & Co. is a sub-investment adviser of the Dreyfus Appreciation Fund, Inc. Fayez S. Sarofim, the majority shareholder of Fayez Sarofim & Co., is also a director of Unitrin. The Capital Preservation Fund is a collective investment fund established and managed by LaSalle National Trust, N.A. Fidelity Management & Research Company ("FMR") is the management arm of Fidelity. FMR chooses investments for the Fidelity Magellan Fund and the Fidelity Contrafund. Additional information concerning the participant-directed investments is contained in the prospectuses and financial statements of the funds.

Note 4 - Federal Income Tax Status

The Plan is exempt from income taxes under Section 401(a) of the Internal Revenue Code. In January 1996, the Plan obtained a favorable determination letter from the Internal Revenue Service.

Under Federal income tax statutes, regulations and interpretations, income taxes on amounts that a participant accumulates in the Plan are deferred and therefore not included in the participant's taxable income until those amounts are actually distributed. Contributions made after April 1, 1993 are considered pre-tax deposits and are not subject to Federal income taxes at the time of contribution. Contributions made prior to April 1, 1993 were made on an after-tax basis and are not subject to income tax when they are distributed to the participant because they have already been taxed. A participant's account balance, except for after-tax contributions made prior to April 1, 1993, is taxable income and generally is taxed at ordinary income tax rates when distributed. However, favorable tax treatment through special averaging provisions may apply to participants of a certain age.

An additional 10 percent Federal income tax penalty may be imposed on all taxable income distributed to a participant unless the distribution meets certain requirements contained within Section 72 of the Internal Revenue Code.

Effective January 1, 1993 most taxable distributions from the Plan generally are subject to a 20% Federal income tax withholding unless directly rolled over into another qualified plan or Individual Retirement Account. Distributions of Unitrin common stock generally are not subject to the 20% withholding, and special tax rules may apply to the calculation of "net unrealized appreciation" on such stock.

If the Plan's requirements concerning loans to participants are satisfied, the amount of the loan will not be treated as a taxable distribution. If, however, the loan requirements are not satisfied and a default occurs, the loan will be treated as a distribution from the Plan for Federal income tax purposes, and the tax consequences discussed above for distributions may apply. Interest paid on the loan is generally not deductible.

                          Unitrin 401(K) Savings Plan
          Line 27a - Schedule of Assets Held for Investment Purposes
                               December 31, 1997
                            (Amounts in Thousands)

EIN #: 95-4255452
PLAN #: 003

                       Identity of Issuer,
  Party-in-             Borrower, Lessor                                                                 Current
   interest             or Similar Party                Description of Investment         Cost            Value
-------------   --------------------------------   --------------------------------- --------------   --------------
                LaSalle National Trust, N.A.       Capital Preservation Fund         $       17,752   $       17,752
                                                   Bank Pooled Trust Fund

      *         Unitrin, Inc.                      Common Stock                               7,319            9,694

                Dreyfus Balanced Fund, Inc.        Mutual Fund Shares                         9,712            8,723

                Dreyfus Liquid Assets, Inc.        Mutual Fund Shares                         3,174            3,174

      *         Dreyfus Appreciation Fund, Inc.    Mutual Fund Shares                        18,705           18,832

                Fidelity Magellan Fund             Mutual Fund Shares                         4,517            4,381

                Fidelity Contrafund                Mutual Fund Shares                         5,677            5,342

                Participants                       Participant Loans                          3,442            3,442
                                                                                     --------------   --------------

                                                                                     $       70,298   $       71,340
                                                                                     ==============   ==============

* This party involved is known to be a party-in-interest to the Plan

See Accompanying Independent Auditors' Report

                          Unitrin 401(K) Savings Plan
                Line 27d - Schedule of Reportable Transactions
                     For the Year Ended December 31, 1997
                            (Amounts in Thousands)

EIN #: 95-4255452
PLAN #: 003

                                                                                           Current
                                                                                          Value of
                                                                                          Asset on
       Identity of party                                     Purchase  Selling  Cost of  Transaction  Net gain
           Involved                 Description of Asset      Price     Price    Asset      Date      or (Loss)
-------------------------------   -------------------------  --------  -------  -------  -----------  ---------
LaSalle National Trust, N.A.      Capital Preservation Fund
                                  Bank Pooled Trust Fund     $  4,354                    $     4,354

LaSalle National Trust, N.A.      Capital Preservation Fund
                                  Bank Pooled Trust Fund               $ 4,359  $ 4,359  $     4,359  $       -

Dreyfus Liquid Assets, Inc.       Mutual Fund Shares         $  4,864                    $     4,864
Dreyfus Liquid Assets, Inc.       Mutual Fund Shares                   $ 4,446  $ 4,446  $     4,446  $       -

Dreyfus Balanced Fund, Inc.       Mutual Fund Shares         $  2,275                    $     2,275
Dreyfus Balanced Fund, Inc.       Mutual Fund Shares                   $ 1,583  $ 1,342  $     1,583  $     241

Dreyfus Appreciation Fund, Inc.   Mutual Fund Shares         $  5,313                    $     5,313
Dreyfus Appreciation Fund, Inc.   Mutual Fund Shares                   $ 3,449  $ 2,328  $     3,449  $   1,121

Unitrin, Inc.                     Common Stock               $  2,350                    $     2,350
Unitrin, Inc.                     Common Stock                         $ 1,864  $ 1,536  $     1,864  $     328

Participants                      Participant Loans          $  1,966                    $     1,966
Participants                      Participant Loans                    $ 1,294  $ 1,294  $     1,294  $       -

See Accompanying Independent Auditors' Report

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee of the Unitrin 401K Savings Plan has duly caused this annual report to be signed on its behalf by Unitrin, Inc., which is hereunto duly authorized.


                                    UNITRIN 401K SAVINGS PLAN

                                    By: Unitrin, Inc.


                                    /s/ ERIC J. DRAUT
June 24, 1998                       __________________________
                                    Eric J. Draut
                                    Vice President, Treasurer
                                    and Chief Financial Officer

                                    (Principal Accounting Officer)

                           UNITRIN 401K SAVINGS PLAN
                           -------------------------

             FORM 11-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997
             -----------------------------------------------------

                                 EXHIBIT INDEX
                                 -------------

                                                                    Sequentially
Exhibit                                                               Numbered
Number         Description                                              Page
------         -------------------------------------------------    ------------
  23           Consent of KPMG Peat Marwick LLP                          13